Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-175987

Prospectus Supplement No. 2

2,901,734 Shares of Common Stock

NuPathe Inc.

This Prospectus Supplement No. 2 amends our Prospectus dated August 15, 2011, which was supplemented by our Prospectus Supplement No. 1 dated August 15, 2011. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive up to $30.0 million in proceeds from the sale of our common stock to the selling stockholder, pursuant to a common stock purchase agreement entered into with the selling stockholder on August 2, 2011.

This Prospectus Supplement No. 2 is being filed to include the information set forth below. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus dated August 15, 2011 and the Prospectus Supplement No. 1 dated August 15, 2011.

Our common stock is listed on The NASDAQ Global Market under the ticker symbol “PATH.” On August 29, 2011, the last reported sale price per share of our common stock was $4.05 per share. The shares of common stock offered pursuant to this Prospectus have been approved for listing on The NASDAQ Global Market.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is August 30, 2011.

Zelrix Update

On August 29, 2011, NuPathe Inc. (the “Company”) received a Complete Response Letter (“CRL”) from the U.S. Food & Drug Administration (“FDA”) regarding the New Drug Application (“NDA”) for the Company’s migraine patch (also referred to as “NP101” or “Zelrix”).  A CRL is issued by the FDA’s Center for Drug Evaluation and Research when the review of an NDA is completed and questions remain that preclude the FDA from approving the NDA at the time.  The Company intends to request an end-of-review meeting with the FDA to discuss the issues cited in the CRL and the Company’s approach to resolving them.  The issuance of this CRL means that the Company will not launch its migraine patch in the first half of 2012, as previously expected.